UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Amyris, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

03236M101

(CUSIP Number)

March 26, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 03236M101	Page 2 of 8 Pages

(1)	Names of reporting persons Loyola Capital Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 8,300,000
(7) Sole dispositive power 0
(8) Shared dispositive power 8,300,000
(9)	Aggregate amount beneficially owned by each reporting person 8,300,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 10.82%
(12)	Type of reporting person (see instructions) IA

SCHEDULE 13G

CUSIP No. 03236M101	Page 3 of 8 Pages

(1)	Names of reporting persons Robert J. Reynolds
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 570,000
(6) Shared voting power 0
(7) Sole dispositive power 570,000
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 570,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.74%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 03236M101	Page 4 of 8 Pages

Item 1(a)	Name of issuer:

Amyris, Inc.

Item 1(b)	Address of issuer’s principal executive offices:

5885 Hollis Street, Suite 100, Emeryville, CA 94608

Item 2(a)	Name of person filing:

i)	Loyola Capital Management, LLC;

ii)	Robert J. Reynolds

Item 2(b)	Address or principal business office or, if none, residence:

222 E. Wisconsin Avenue, Suite 201, Lake Forest, IL 60045

Item 2(c)	Citizenship:

Loyola Capital Management, LLC is organized under the laws of the State of Illinois. Mr. Reynolds is a United States citizen.

Item 2(d)	Title of class of securities:

Common Stock

Item 2(e)	CUSIP No.:

03236M101

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §§240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §§240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §§ 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

SCHEDULE 13G

CUSIP No. 03236M101	Page 5 of 8 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Loyola Capital Management, LLC:

(a)	Amount beneficially owned: 8,300,000

(b)	Percent of class: 10.82%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0

(ii)	Shared power to vote or to direct the vote 8,300,000

(iii)	Sole power to dispose or to direct the disposition of 0

(iv)	Shared power to dispose or to direct the disposition of 8,300,000

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Robert J. Reynolds:

(a)	Amount beneficially owned: 570,000

(b)	Percent of class: 0.74%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 570,000

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 570,000

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following.    ☐

NA

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

NA

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NA

SCHEDULE 13G

CUSIP No. 03236M101	Page 6 of 8 Pages

Item 8.	Identification and Classification of Members of the Group.

Please see response to Item 2.

Item 9.	Notice of Dissolution of Group.

NA

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G

CUSIP No. 03236M101	Page 7 of 8 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2019	Signature:	/s/ Robert J. Reynolds
	Name:	Robert J. Reynolds
	Title:	General Partner; Principal

SCHEDULE 13G

CUSIP No. 03236M101	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary Shares of Amyris, Inc. dated as of March 28, 2019 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Loyola Capital Management, LLC

/s/ Robert J. Reynolds
Authorized Signatory

Robert J. Reynolds

/s/ Robert J. Reynolds
Authorized Signatory